FORM OF

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT made this ____ day of February, 2017 by and between Principal Variable Contracts Funds, Inc. (the “Fund”) and Principal Management Corporation (the “Advisor”) (together, the “Parties”).

The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest the Accounts incur in connection with investments they make) on certain share classes of certain of the Accounts. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Funds through the Expiration Date, provided no reimbursement will be made if it would result in the Accounts’ exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from certain Accounts through the Date of Expiration. The waiver is expressed as a percentage of average daily net assets. The management fee waivers are attached as Schedule B to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby cancelled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.	PRINCIPAL MANAGEMENT CORPORATION

By:________________________________	By:________________________________
Name: Michael J. Beer	Name: Michael J. Beer
Title: President and Chief Executive Officer	Title: President and Chief Executive Officer

By:________________________________	By:________________________________
Name: Beth C. Wilson	Name: Adam U. Shaikh
Title: Secretary and Vice President	Title: Counsel

SCHEDULE A

Series	Class 1	Class 2	Expiration
Diversified Balanced Managed Volatility Account	N/A	0.31%	April 30, 2018
Diversified Balanced Volatility Control Account	N/A	0.39%	April 30, 2018
Diversified Growth Managed Volatility Account	N/A	0.31%	April 30, 2018
Diversified Growth Volatility Control Account	N/A	0.39%	April 30, 2018
International Emerging Markets Account	1.35%	1.60%	April 30, 2018
LargeCap S&P 500 Managed Volatility Index Account	0.49%	N/A	April 30, 2017
Multi-Asset Income Account	0.08%	0.33%	April 30, 2018
Principal LifeTime 2060 Account	0.10%	N/A	April 30, 2018

SCHEDULE B

Principal Management Corporation ("Principal"), the investment advisor has contractually agreed to limit certain of the Accounts’ management fees. The expense limit will reduce the Account’s Management Fees by the amounts listed below:

Series	Waiver	Expiration
LargeCap Growth Account I	0.016%	April 30, 2018

Principal has contractually agreed to reduce Short-Term Income Account's expenses by 0.01% through the period ending April 30, 2018.